January 2011 Pricing Sheet dated January 31, 2011 relating to Preliminary Terms No. 668 dated January 28, 2011 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

PLUS Based on the Performance of a Basket of Commodities and a Commodity Index due February 5, 2013
Seven Commodities  + S&P GSCITM Brent Crude Index—Excess Return
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – JANUARY 31, 2011
Issuer:	Morgan Stanley
Issue price:	$1,000 per PLUS
Stated principal amount:	$1,000 per PLUS
Pricing date:	January 31, 2011
Original issue date:	February 3, 2011 (3 business days after the pricing date)
Maturity date:	February 5, 2013
Aggregate principal amount:	$8,813,000
Basket:	Basket commodities	Bloomberg ticker symbol*	Weighting	Initial commodity price
	S&P GSCITM Brent Crude Index—Excess Return (“brent crude index”)	SPGCBRP	25.0%	707.2805
	Coal	API21MON	15.0%	$119.08
	Gold	GOLDLNPM	15.0%	$1,327
	Copper	LOCADY	10.0%	$9,720
	Nickel	LONIDY	10.0%	$27,075
	Soybeans	S 1	10.0%	1,413¢
	Corn	C 1	10.0%	659.50¢
	Cotton	CT1	5.0%	168.44¢

*Bloomberg ticker symbols are being provided for reference purposes only.  With respect to each basket commodity, the initial commodity price had been, and the final commodity price will be, determined based on the prices published by the relevant exchange or coal publisher, as applicable.

Payment at maturity:
If the basket appreciates:
•  $1,000 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the basket depreciates or does not appreciate:
•  $1,000 x basket performance factor
This amount will be less than or equal to the stated principal amount of $1,000.  There is no minimum payment at maturity on the PLUS.

Maximum payment at maturity	$1,540 per PLUS (154% of the stated principal amount)
Leveraged upside payment:	$1,000 x leverage factor x basket percent increase
Leverage factor:	160%
Basket percent increase:	The sum of the products of, with respect to each basket commodity: [(final basket commodity price – initial basket commodity price) / initial basket commodity price] x weighting
Basket performance factor:	The sum of the products of, with respect to each basket commodity: [final basket commodity price / initial basket commodity price] x weighting
Commodity price:
For any trading day:
Coal:  the published price per ton (as stated in U.S. dollars);
Gold:  the afternoon fixing price per troy ounce (as stated in U.S. dollars);
Copper:  the official cash offer price per tonne (as stated in U.S. dollars);
Nickel:  the official cash offer price per tonne (as stated in U.S. dollars);
Soybeans:  the official settlement price per bushel (as stated in U.S. cents);
Corn:  the official settlement price per bushel (as stated in U.S. cents); and
Cotton:  the official settlement price per pound (as stated in U.S. cents).
For full descriptions, please see “Fact Sheet – Commodity price” beginning on page 5 in the accompanying preliminary terms.

Index value:	For any index business day, the official settlement price of the brent crude index
Initial basket commodity price:	The commodity price or index value, as applicable, for the applicable basket commodity on the pricing date. See “Basket–Initial commodity price” above.
Final basket commodity price:	The commodity price or index value, as applicable, for the applicable basket commodity on the valuation date
Valuation date:
In respect of each basket commodity, January 31, 2013, subject to a non-trading day or non-index business day (as applicable) or a market disruption event in respect of the applicable basket commodity.

Interest:	None
CUSIP:	617482QX5
ISIN:	US617482QX50
Listing:	The PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per PLUS	$1,000	$22.50	$977.50
Total	$8,813,000	$198,292.50	$8,614,707.50
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $22.50 for each PLUS they sell. For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement.

“S&P GSCITM” is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Morgan Stanley. The PLUS are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 668 dated January 28, 2011
Prospectus Supplement for Commodity PLUS dated August 20, 2009       Prospectus dated December 23, 2008

The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.